File No. 82-34696

SUPPL

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

RECEIVED
SEP 22 2003



2003 INTERIM REPORT

中期報告

03032251

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/25

FINANCIAL HIGHLIGHTS

- Turnover increased 10.2% to RMB1,436 million
- Profit from operations improved 23.4% to RMB376.6 million
- Profit attributable to shareholders surged 50.5% to 326.8 million

CONTENTS

CHAIRMAN'S STATEMENT

Dear Shareholders,

Despite oil price fluctuations caused by the war in Iraq and the effect of Severe Acute Respiratory Syndrome, or SARS, on local and regional economies, COSL achieved its results targets during the first half of this year. Compared to the first six months of 2002, total turnover grew by 10.2% to RMB1,436 million in the first half of 2003. Profit from operation increased by 23.4% to RMB376.6 million. EBITDA and net profit surged by 25.0% and 50.5%, respectively. China's robust economic growth and higher oil prices led oil companies to increase their investment in exploration and development activities offshore China. This factor, combined with our business strategies and cost control measures, enabled us to achieve impressive results during the period.

Drilling services and geophysical services drove our strong growth in the first half of 2003. Our drilling rigs experienced higher utilization rates and day rates, and the total turnover from drilling services increased by 24.1% over the corresponding period last year. In our geophysical services, 3D seismic data collection offshore China increased by 89.1%, while international 2D seismic data collection was approximately double, together contributing to a 60.8% increase in geophysical services turnover.

In addition to increasing total turnover, we adopted stringent cost control measures in the first half of 2003. While total turnover increased by 10.2%, operating expenses only rose by 6.3%. During this period, we were recognized as an advanced technology enterprise for tax purposes for the period October-December, 2002. As a result, we received a tax refund of RMB45.5 million, which we applied towards our tax expense for the first half of 2003. Our overall net profit for the first six months of 2003 was RMB326.8 million, representing a 50.5% increase over our net profit for the first half of 2002 of RMB217.1 million.

During the first part of 2003, COSL successfully leveraged its integrated services platform to achieve stronger sales. We strengthened our principal businesses of exploration and development. At the same time, we further integrated our various oilfield production technology services, which should enable us to cater to our customer's different exploration and development plans. At the beginning of this year, we established an oilfield production technology laboratory and increased our investment in the research and development of oil storage and management techniques. In addition, we formed the Bohai Bay Oilfield Services Project Team to coordinate and manage the use of internal and external resources for oilfield production projects in that region.

COSL's business strategy is to maintain its leading position offshore China and selectively pursue international opportunities. Earlier this year, we recruited three senior industry representatives to assist us in this plan. In particular, we appointed Mr. Alan Good as a Vice President responsible for developing our overseas business and operations.

Although external factors affected certain CAPEX projects during the first half of the year, our business growth warranted our planned capital expenditures. Given the current business environment, we remain confident of maintaining our plans.

Well services business activities fell in the first half of 2003, which reflected demand fluctuations and keen market competition. Looking ahead, although we expect repair and maintenance costs to increase in the second half of 2003, we believe that our well services business will improve in this period. We are still confident that COSL can achieve continuous growth and meet its business and operational targets.

CHAIRMAN'S STATEMENT

Our business achievements during the first half of the year resulted in good profitability. To share this success with our valued shareholders, our Board of Directors has proposed the payment of a special interim divided of RMB1.23 cents per share, which is subject to our shareholders' approval at the upcoming extraordinary general meeting.

We experienced a safe and smooth six months of operations as we did not record any major incidents. According to Occupational Health and Safety Assessment Series, our occupational incident rate for the period was 0.12. At the same time, we made determined efforts to perfect our International Safety Management System, and have successfully obtained a Document of Compliance Certificate.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work which created much value for our shareholders in the first half of 2003 and also for their commitment to our quality, health, safety and environment program, their contribution to our successful operating performance and their fortitude amid the outbreak of SARS.

Lastly, I would like to take this opportunity to express my gratitude to our former independent non-executive Director, Mr. Richard Paul Margolis, for his dedication and hard work. I wish him every success in the future. Thanks also to you, our valued shareholders. Your continuous support is our greatest source of encouragement.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, August 21, 2003

MANAGEMENT DISCUSSION & ANALYSIS

Business Review

Drilling Services

Our drilling services continued to experience strong market demand during the first six months of 2003. The number of exploration wells we drilled grew by 21.2% to 40 wells in the first half of 2003 compared to 33 wells in the first half of 2002. Development wells drilled also increased by 72.7%, from 33 wells in the first half of 2002 to 57 wells in the first half of 2003.

High exploration and development activities offshore China led to strong demand for our drilling rigs. In the first half of 2003, our drilling rigs operated for a total of 1,757 days, an increase of 35 days compared to the corresponding period last year. Our average utilization rate rose to 93.8%, compared to 90.7% in the first half of 2002. The average day rate for our jack-up rigs averaged US$31,569/day, while the day rate for our semi-submersibles averaged US$55,136/day, compared to US$26,245/day and US$47,380/day, respectively, in the first half of 2002. The rise in utilization rates and day rates, together with the increase in well workover activities, resulted in strong growth in our drilling services.

During the period under review, our drilling rigs mainly operated in the Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. Bohai IV and Bohai IX were assigned to provide drilling services for operations in Indonesia and West Africa, respectively.

We continued to promote our Integrated Project Management (IPM) program to our customers in the first half of 2003 and successfully completed four projects under the program, compared to two in the first half of 2002.

We have commenced our program to build a new jack-up rig that can drill in water depths up to 400 feet as announced in April 2003. We have begun to solicit bids for technical designs.

Well Services

Well services business activity fell in the first half of 2003 as we experienced lower demand for wire-line logging and fluids in relation to exploration well activities. Prices charged for some of our wire-line logging services were also lowered in response to market competition. In addition, there was no requirement to perform certain well completion services directly related to development activities, including sand control and electronic submersible pump activities. (In the first half of 2002 we performed 20 sand control and 21 electronic submersible pump assignments.)

In the first half of 2003, we worked hard on improving our technical capabilities in well services. These improvements include a liquid additives system (LAS) for our cementing services and a magnetic resonance imaging log (MRIL) for our wire-line logging services. For our fluids operation, we built a facility for the disposal of oil-based mud in Tanggu. The LWD equipment we purchased last year is expected to be delivered in October and will be used in our directional drilling operations.

Marine Support and Transportation Services

As at June 30, 2003, we owned and operated a diverse fleet of 57 marine support vessels and 5 oil tankers.

Three newbuild marine support vessels were built in January, April and June, respectively, in 2003. Although we experienced increased demand for our marine support vessels in the first half of this year, we were able to satisfy the needs of our customers. Due to the expansion of our fleet and a decrease in vessel repair days, total operating days increased from 8,871 days in the first half of 2002 to 9,257 days in the first half of 2003, as the total number of days available increased from 9,478 days in the first half of 2002 to 9,647 in the first half of 2003. The utilization rate for our marine support vessels averaged 96.0%, which was slightly higher than the average utilization rate of 93.6% in the first half of 2002.

MANAGEMENT DISCUSSION & ANALYSIS

In May 2003, we disposed of Binhai 601, which was built in 1979, because the tanker's structure and engine showed signs of aging and it was not able to keep up with current transportation needs.

We continued to search for suitable international opportunities during the first half of the year. Binhai 283 and Binhai 291 were both deployed to provide services offshore Korea.

Geophysical Services

Competition remained keen in both 2D and 3D seismic data collection in the first six months of 2003. We collected 1,261 km^2 of 3D data and 22,481 km of 2D data, compared to 667 km^2 and 19,000 km of 3D and 2D data, respectively, in the first half of 2002. These increases were primarily due to an increase in 3D activities in the domestic market, mainly in the Bohai Bay and a substantial increase in international 2D data collection activities, conducted mainly in the Gulf of Mexico area, compared to the corresponding period last year. 2D data processing activities increased by 21.7% to reach 8,519 km.

Financial Review

Turnover

Turnover for the first half of 2003 was RMB1,436.0 million, an increase of RMB132.6 million, or 10.2%, compared with the same period last year. The increase in turnover was attributable to a substantial increase in turnover from geophysical services and drilling services, as well as a moderate increase in turnover from marine support and transportation services.

In the first six months of 2003, turnover from drilling services grew by RMB122.9 million, or 24.1%, to RMB632.1 million, compared to the same period in 2002. This increase was mainly due to an increase in drilling services provided in the first half of 2003, an increase in the day rates we charged for our drilling rigs and an increase in well workover services provided on drilling platforms owned by our customers.

In the first six months of 2003, turnover from well services amounted to RMB268.4 million, a fall of RMB84.4 million, or 23.9%, from turnover of RMB352.8 million for the corresponding period of 2002. We experienced lower demand for wire-line logging and fluids in relation to exploration well activities. Prices charged for some of our wire-line logging services were also lower due to market competition. In addition, we did not perform certain well completion activities directly related to development activities, including sand control and electronic submersible pump activities. (In the first half of 2002, we performed 20 sand control and 21 electronic submersible pump activities.)

Turnover from marine support and transportation services was RMB302.9 million in the first six months of 2003, an increase of RMB6.3 million, or 2.1%, over turnover of RMB296.6 million in the first six months of 2002. This increase primarily resulted from our two new-build vessels put into service during the first half of 2003 and a 4.4% increase in total operating days. Utilization of vessels with higher horse power fell, while utilization of vessels with lower horse power went up. This increase also resulted from an average increase of 9.5% in the day rates that we charge for our vessels.

Geophysical services turnover increased by RMB88.0 million, or 60.8%, to RMB232.7 million in the first half of 2003, compared to turnover of RMB144.7 million in the first half of 2002. The rise was mainly due to an increase in domestic 3D data collection activities and international 2D data collection activities compared with the same period last year. The increase in turnover was also due to the increase in the collection rates that we charged and the sale of collected seismic data, as well as a 21.7% growth in our 2D seismic data processing activities over the same period last year. Revenue from our survey services remained similar to that of the same period last year.

Operating expenses

For the six months ended June 30, 2003, total operating expenses were RMB1,061.7 million, representing an increase of RMB62.5 million, or 6.3%, compared to the first six months of 2002. This increase was mainly due to an increase in depreciation costs, operating lease expenses, other selling, general and administrative expenses and other operating expenses. Depreciation costs rose by RMB52.2 million, mainly due to the revaluation of our assets on April 30, 2002, the addition of three vessels and the acquisition of equipment for our drilling and well services. Operating lease expenses increased by RMB34.5 million mainly because we leased additional equipment in connection with our entry through cooperative projects into the high-end LWD market and because we had to pay higher rates for safety and positioning vessels, which were in demand because of the rise in seismic activities. Increased auditing, consultation and fees payable to foreign companies since our listing together with a higher provision for doubtful accounts led to a rise in our other selling, general and administrative expenses by RMB24.2 million. Our expanded overseas operations led to an increase in other operating expenses by RMB3.4 million compared to the same period last year, primarily due to increased expenses for overseas training programs in support of our overseas expansion. Offsetting these increases, our repair and maintenance costs fell by RMB12.9 million, primarily because the high demand for our drilling rigs led us to defer some of our scheduled repairs and maintenance. Costs related to the consumptions of supplies, materials, fuel, services and others decreased by RMB40.0 million, primarily because of lowered consumption of supplies related to lower well services activities and lower material consumption as a result of the deferral of our marine support vessel maintenance.

In the first six months of 2003, drilling services operating expenses increased by RMB24.3 million, or 6.8%, to RMB383.9 million, from RMB359.6 million during the same period last year. The addition of personnel for drilling services driven by higher drilling activities resulted in an increase of RMB13.7 million, or 18.6%, in employee compensation costs, to RMB87.3 million in the first half of 2003. Costs related to the consumption of supplies, materials, fuel, services and others and operating lease expenses increased by RMB0.5 million and RMB3.9 million, respectively, primarily due to an increase in business activity. Offsetting these increases, repair and maintenance costs decreased by RMB19.5 million compared to the same period last year, primarily because high demand for our drilling rigs led us to defer some of our scheduled repairs and maintenance.

Well services operating expenses for the first half of 2003 decreased by RMB12.4 million, or 4.8%, to RMB244.9 million, from RMB257.3 million in the first half of 2002. This decrease was mainly due to an overall decrease in business activities which led to a decrease of RMB46.4 million in costs related to the consumption of supplies, materials, fuel, services and others. Employee compensation costs, other selling, general and administrative expenses and other operating expenses decreased by RMB7.0 million in aggregate compared to the same period last year. Depreciation costs increased by RMB26.3 million to RMB54.2 million, mainly due to the revaluation of our assets on April 30, 2002 and the purchase of new equipment. Our entry into the high-end LWD market through cooperative projects led to an increase in operating lease expenses of RMB13.7 million.

Operating expenses for marine support and transportation services in the first six months of 2003 amounted to RMB246.2 million, representing and increase of RMB18.6 million, or 8.2%, compared to RMB227.6 million during the same period of last year. This increase was mainly due to an increase in depreciation costs of RMB36.8 million to RMB99.8 million as a result of the revaluation of our assets on April 30, 2002 and the addition of three new vessels. Repair and maintenance costs fell by RMB2.3 million because we have scheduled most of our maintenance for the second half of the year. Costs related to the consumption of supplies, materials, fuel,

MANAGEMENT DISCUSSION & ANALYSIS

services and others declined by RMB12.2 million over the same period last year, mainly because docking rates decreased and because we spent less on leasing vessels from other companies. Employee compensation costs also declined by RMB4.9 million compared to the same period last year.

Geophysical services operating expenses rose by RMB32.0 million, or 20.7%, from RMB154.7 million in the first half of 2002 to RMB186.7 million in the first half of 2003. This increase was mainly due to a substantial increase in seismic data collection activity compared to the same period last year, which resulted in an increase of RMB18.1 million in costs related to the consumptions of supplies materials, fuel, services and others. Reflecting a significant increase in business activity and an increase in costs related to the leasing of convoy and navigation vessels, operating lease expenses increased by RMB16.2 million. Bihai 501, Bihai 517 and Binhai 518 were scheduled for maintenance during the first half of this year, causing an increase of RMB7.9 million in repair and maintenance costs. Offsetting these increases was a decrease of RMB13.3 million in depreciation costs, primarily because certain assets were fully depreciated in early 2003.

Profit from operations

For the first six months of 2003, our profit from operations grew by RMB71.4 million, or 23.4%, to RMB376.6 million from RMB305.2 million in the first half of 2002. This increase resulted from a RMB56.7 million increase in operating profit from our geophysical business, which experienced a loss of RMB10.0 million in the first half of 2002. Operating profit from drilling services for the first half of 2003 amounted to RMB248.2 million, representing an increase of RMB98.6 million, or 65.9%, compared to the first half of 2002. Offsetting these increases, operating profit from well services declined by RMB71.5 million, or 74.2%, to RMB24.8 million, while operating profit from marine support and transportation services fell by RMB12.4 million, or 17.9%, to RMB57.0 million.

Share of profit of jointly-controlled entities

Our share of profit from jointly-controlled entities increased by RMB8.0 million, or 37.9%, from RMB21.1 million in the first half of 2002 to RMB29.1 million in the first half of 2003, primarily due to an increase of RMB7.5 million in profits received from our well services joint ventures.

Cash and cash equivalents

Our cash and cash equivalents were RMB2,473.1 million at June 30, 2003, representing a decrease of RMB159.1 million from a cash and cash equivalents balance of RMB2,632.2 million at December 31, 2002. During the first half of 2003, we invested RMB396.9 million in capital expenditures, purchased RMB150.0 million in government debt securities with an obligation to resell and distributed RMB52.3 million as a final dividend payment for 2002. These developments were largely offset by an increase of RMB452.2 million in cash inflow from operating activities. In the first half of the year, we committed a total of RMB998.0 million to capital expenditures.

Outlook

Our operating results in the first half of 2003 have laid a solid foundation for us to continue developing in the second half of the year. We believe the pace of exploration and production development activities in the offshore China market and the utilization rates for our drilling rigs and marine support vessels will remain at relatively high levels. In an effort to deal with the pressure on our well services segment, we plan to adopt various strategies to raise our technical capabilities and to increase our overall competitiveness. We believe our geophysical services will experience steady growth. In summary, in order to ensure a win-win situation for our shareholders, customers and employees, we are committed to our development strategies "try our very best" and will continue to diligently execute our business model.

SUPPLEMENTARY INFORMATION

Corporate Governance

The interim results have been reviewed by our Board's audit committee which consists of our two independent non-executive Directors. The committee has reviewed the accounting principles and practices adopted by us, and has also discussed auditing, internal control and financial reporting matters.

Substantial Shareholders

As at June 30, 2003, so far as is known to our Directors, the following persons were directly or indirectly interested in 5% or more of the issued share capital carrying rights to vote at a general meeting of COSL.

Name	Number of shares held
CNOOC	2,460,468,000
Capital Group Companies, Inc.	242,925,000
J.P. Morgan Chase & Co.	168,494,000
JP Morgan Chase Bank	143,027,000

Apart from the foregoing, no person or corporation had any interest in the share capital of COSL as recorded in the register required to be kept under the Securities and Futures Ordinance as having an interest in 5% or more of the issued capital of COSL.

Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed securities during the first six months of 2003.

Directors' and Supervisors' Interests in Contracts

None of our Directors and supervisors had a material interest, either direct of indirect, in any contract of significance to the business of COSL to which COSL or any of its subsidiaries was a party during the six months ended June 30, 2003.

Directors' and Supervisors' Interests in Shares

As at June 30, 2003, none of our Directors, supervisors, or their associates had any personal, family, corporate or other interests in any equity or debt securities of COSL or any of its associated corporations as defined in the Securities and Futures Ordinance.

Directors' and Supervisors' Rights to Acquire Shares or Debentures

At no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of COSL granted to any Director, supervisors of their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was COSL or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in any other body corporate.

Special Interim Dividend

Our Board of Directors has proposed to pay a special interim dividend of RMB1.23 cents per share for the six months ended June 30, 2003. The proposed special interim dividend for the period is subject to the approval of COSL's shareholders at the upcoming extraordinary general meeting.

SUPPLEMENTARY INFORMATION

Our Register of Members will be closed from September 22, 2003 (Monday) to October 22, 2003 (Wednesday) (both dates inclusive). In order to qualify for the proposed special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with our share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on September 19, 2003 (Friday).

Code of Best Practice

In the opinion of our Board, we complied with the Code of Best Practice as set out in Appendix 14 of The Stock Exchange of Hong Kong Limited ("HKSE")'s Listing Rules throughout the accounting period covered by our interim report.

On behalf of the Board



Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, August 21, 2003

INDEPENDENT AUDITOR'S REVIEW REPORT

ERNST & YOUNG
安永會計師事務所

To the Board of Directors
China Oilfield Services Limited

(Incorporated in the People's Republic of China with limited liability)

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries ("the Group") for the six months ended June 30, 2003 set out on pages 10 to 27.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended June 30, 2003.

Ernst & Young
Certified Public Accountants

Hong Kong
August 21, 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended June 30, 2003

	Notes	**Consolidated for six months ended June 30, 2003 (unaudited) RMB'000**	Pro forma combined for six months ended June 30, 2002 (note a) RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 (unaudited) RMB'000
			(note b)	(note c)
Turnover		**1,435,998**	1,303,393	512,790
Other revenues		**2,360**	1,079	315
Operating expenses				
Depreciation of property, plant and equipment		**(294,809)**	(242,625)	(96,145)
Employee compensation costs		**(236,914)**	(235,826)	(77,184)
Repair and maintenance costs		**(39,771)**	(52,673)	(38,729)
Consumption of supplies, materials, fuel, services and others		**(353,867)**	(393,838)	(179,404)
Operating lease expenses		**(51,274)**	(16,732)	(3,346)
Other operating expenses		**(42,507)**	(39,139)	(9,830)
Other selling, general and administrative expenses		**(42,573)**	(18,416)	(10,387)
Total operating expenses		**(1,061,715)**	(999,249)	(415,025)
Profit from operations		**376,643**	305,223	98,080
Finance costs				
Exchange losses, net		**(1,139)**	(210)	(106)
Interest expenses		**(1)**	(5,115)	(3,371)
Interest income		**6,412**	5,409	2,040
		5,272	84	(1,437)
Share of profits of jointly-controlled entities		**29,061**	21,066	11,990
Profit before tax		**410,976**	326,373	108,633
Tax	5	**(84,136)**	(109,225)	(36,406)
Net profit from ordinary activities attributable to shareholders		**326,840**	217,148	72,227
Proposed special interim dividend/profit distributions	6	**49,142**	344,921	—
Earnings per share - Basic	7	**8.18 cents**	N/A	6.72 cents
- Pro forma basic	7	**N/A**	8.35 cents	N/A

Notes:

a. The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in the Company's prospectus dated November 11, 2002.

b. See basis of presentation in note 1 to the financial statements.

c. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

CONSOLIDATED BALANCE SHEET

As at June 30, 2003

	Notes	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment, net	8	**4,417,233**	4,316,707
Interests in jointly-controlled entities		**137,882**	141,163
		4,555,115	4,457,870
CURRENT ASSETS			
Inventories		**206,724**	206,314
Prepayments, deposits and other receivables		**90,422**	91,946
Accounts receivable, net	9	**517,069**	524,873
Due from the ultimate holding company	10	**14,384**	—
Due from other CNOOC group companies	11	**11,393**	20,933
Short term investments	12	**150,016**	—
Pledged time deposits		**70,093**	23,440
Cash and cash equivalents		**2,473,078**	2,632,156
		3,533,179	3,499,662
CURRENT LIABILITIES			
Trade payables and other payables	13	**215,212**	274,741
Salary and bonus payables		**72,409**	114,487
Tax payable		**173,346**	184,118
Due to the ultimate holding company	10	**—**	26,559
Due to other CNOOC group companies	11	**9,131**	9,733
		470,098	609,638
NET CURRENT ASSETS		**3,063,081**	2,890,024
TOTAL ASSETS LESS CURRENT LIABILITIES		**7,618,196**	7,347,894
NON-CURRENT LIABILITIES			
Deferred tax liability		**563,100**	567,299
Long term payable to the ultimate holding company	10	**600,000**	600,000
		6,455,096	6,180,595
CAPITAL AND RESERVES			
Issued capital	15	**3,995,320**	3,995,320
Reserves		**2,410,634**	2,132,936
Proposed special interim/final dividend		**49,142**	52,339
		6,455,096	6,180,595

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended June 30, 2003

	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed special interim/final dividend RMB'000	Total RMB'000
Balance at January 1, 2003	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595
Profit for the period	—	—	—	326,840	—	326,840
Final dividend declared	—	—	—	—	(52,339)	(52,339)
Proposed special interim dividend	—	—	—	(49,142)	49,142	—
As at June 30, 2003	3,995,320	1,975,810	31,420	403,404	49,142	6,455,096

PRO FORMA COMBINED STATEMENT OF CHANGES IN EQUITY (note a)
For the six months ended June 30, 2002

	Owner's equity RMB'000 (note b)	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed special interim/final dividend RMB'000	Total RMB'000
Balance at January 1, 2002	2,935,005	—	—	—	—	—	2,935,005
Revaluation surplus	—	—	1,221,649	—	—	—	1,221,649
Recognition of deferred tax liability	—	—	(357,300)	—	—	—	(357,300)
Distributions to owner	(344,921)	—	—	—	—	—	(344,921)
Profit for the period	144,921	—	—	—	72,227	—	217,148
Capitalization upon reorganization of the Company	(2,735,005)	2,600,000	135,005	—	—	—	—
As at June 30, 2002	—	2,600,000	999,354	—	72,227	—	3,671,581

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)
For the period from 25 December 2001 (date of establishment) to June 30, 2002

	Owner's equity RMB'000 (note b)	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed special interim/final dividend RMB'000	Total RMB'000
December 25, 2001 (date of establishment) and at December 31, 2001	300,000	—	—	—	—	—	300,000
Issue of state legal person shares and conversion of registered capital upon Reorganization	(300,000)	2,600,000	999,354	—	—	—	3,299,354
Profit from May 1, 2002 to June 30, 2002	—		—	—	72,227	—	72,227
As at June 30, 2002	—	2,600,000	999,354	—	72,227	—	3,671,581

Notes:

a. The pro forma combined statement of changes in equity of the Group for the six months ended June 30, 2002 was extracted from the Accountant's Report as set out in the Company's prospectus dated November 11, 2002.

b. See basis of presentation in note 1 to the financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2003

	Consolidated for six months ended June 30, 2003 (unaudited) RMB'000	Pro forma combined for six months ended June 30, 2002 (note a) RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 (unaudited) RMB'000
		(note b)	(note c)
Net cash inflow/(outflow) from operating activities	**452,176**	(24,950)	193,323
Net cash inflow/(outflow) from investing activities	**(2,113,234)**	25,714	(234,008)
Net cash inflow/(outflow) from financing activities	**(52,339)**	(610,000)	205,000
Net increase/(decrease) in cash and cash equivalents	**(1,713,397)**	(609,236)	164,315
Cash and cash equivalents at beginning of the period	**2,607,926**	773,551	—
Cash and cash equivalents at the end of the period	**894,529**	164,315	164,315
Analysis of balances of cash and cash equivalents			
Cash and bank balances with banks and financial institutions	**2,543,171**	314,428	314,428
Less: pledged time deposits for letter of credit facilities	**(70,093)**	(150,113)	(150,113)
Cash and cash equivalents for balance sheet	**2,473,078**	164,315	164,315
Less: non-pledged time deposits with original maturity of more than three months when acquired:			
- bank deposits	**(1,578,565)**	—	—
- CNOOC Finance Company	**(150,000)**	—	—
Add: short term investments with original maturity of less than three months when acquired	**150,016**	—	—
Cash and cash equivalents for cash flow statement	**894,529**	164,315	164,315

Notes:

a. The pro forma combined cash flow statement of the Group for the six months ended June 30, 2002 was extracted from the Accountant's Report as set out in the Company's prospectus dated November 11, 2002.

b. See basis of presentation in note 1 to the financial statements.

c. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

1. GROUP REORGANISATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

China Oilfield Service Limited (the "Company") was established on December 25, 2001 by China National Offshore Oil Corporation ("CNOOC"), a state-owned enterprise in the People's Republic of China (the "PRC"), in Tianjin, the PRC, as a limited liability company under the Company Laws of the PRC. As part of the reorganisation (the "Reorganisation") of CNOOC in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") and pursuant to an approval document obtained from the relevant government authority dated September 26, 2002, the Company was restructured into a joint stock limited liability company. Pursuant to the Reorganisation which was effective on April 30, 2002, the Company acquired from the wholly-owned subsidiaries of CNOOC:

(1) the assets, liabilities and undertakings which principally relate to the business of the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China (the "Relevant Businesses"), with the exclusion of certain cash and cash equivalents of RMB688 million and a payable to CNOOC of RMB688 million; and

(2) the interests in certain joint ventures which principally carry on the business of the provision of oilfield services including well services and geophysical services offshore China (the "Relevant Companies").

In consideration of the above acquisition, the Company in total issued 2,600 million State legal person shares of par value of RMB1.00 each to CNOOC, and the Company's registered and paid-up capital became RMB2,600 million accordingly.

The prior period comparative figures included in the Group's financial statements are presented using the following bases:

i) The Reorganisation involved companies under common control. The Relevant Businesses and the Relevant Companies are regarded as a continuing group. Accordingly, for information purposes, the pro forma combined profit and loss account, the pro forma statement of changes in equity and the pro form cash flow statement for the six months ended June 30, 2002 have been prepared as if the current Group structure was in existence throughout the period from January 1, 2002 to June 30, 2002.

ii) The Company did not acquire the Relevant Businesses and the Relevant Companies until April 30, 2002. As such, there were no results of operations prior to April 30, 2002. The consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the period from December 25, 2001 (date of establishment of the Company) to June 30, 2002 include the activities of the Group for the period from May 1, 2002 to June 30, 2002.

2. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

The registered office of China Oilfield Services Limited is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

In the opinion of the directors, the ultimate holding company is CNOOC.

2. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES continued

As at June 30, 2003, the Company had direct or indirect interests in the following subsidiaries and jointly-controlled entities:

Name of entity	Place and date of incorporation/ establishment	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Directly held subsidiaries:				
Lico International Inc	United States of America November 2, 1994	100%	US$100,000	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands March 19, 2003	100%	US$1	Investment holding
Indirectly held subsidiaries:				
COSL (Labuan) Company Limited	Malaysia April 11, 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands May 29, 2003	100%	US$1	Investment holding
Jointly-controlled entities:				
China-France Bohai Geoservices Co., Ltd. ("China-France")	Tianjin, PRC November 30, 1983	50%	US$11,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC October 25, 1984	60%*	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd.("CNOOC - OTIS")	Tianjin, PRC April 14, 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging - Atlas")	Guangdong, PRC May 10, 1984	50%	US$2,000,000	Provision of logging services
China Offshore Thales Geo Solutions (Tianjin) Company Ltd. ("China Offshore Thales")	Tianjin, PRC August 24, 1983	50%	US$1,720,000	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC September 7, 1993	50%	RMB1,036,000	Provision of drilling fluids services

* *In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.*

3. PRINCIPAL ACCOUNTING POLICIES

The accompanying interim financial statements are prepared under the historical cost convention, and in accordance with Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting".

The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended December 31, 2002, except for the changes in certain accounting policies following the adoption of the revised SSAP12 (revised) - Income Taxes issued by the Hong Kong Society of Accountants and the adoption of the accounting policy on short term investments as detailed below.

SSAP12 (Revised) prescribes the basis for accounting for current and deferred income taxes. The principal impact of the revision of this SSAP in the consolidated financial statements is that it requires full provision for deferred taxes under the liability method on all temporary differences. The impact of adopting the revised SSAP12 is not significant and, accordingly, no prior period adjustment has been made in the financial statements of the Group.

Short term investments

Short term investments held for investment purpose are stated at their fair value on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the profit and loss account in the period in which they arise.

4. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

4. SEGMENT INFORMATION continued

An analysis of the Group's turnover and operating results by principal activity for the six months ended June 30, 2003 is as follows:

	Drilling consolidated 2003 (unaudited) RMB'000	Well services consolidated 2003 (unaudited) RMB'000	Marine support and transportation consolidated 2003 (unaudited) RMB'000	Geophysical consolidated 2003 (unaudited) RMB'000	Total consolidated 2003 (unaudited) RMB'000
TURNOVER					
Sales (including intersegment)	**649,082**	**280,013**	**303,441**	**232,678**	**1,465,214**
Less: Intersegment sales	**17,029**	**11,635**	**552**	**—**	**29,216**
Total sales to external customers	**632,053**	**268,378**	**302,889**	**232,678**	**1,435,998**
PROFIT FROM OPERATIONS					
Segment results	**248,196**	**24,819**	**56,977**	**46,651**	**376,643**

An analysis of the Group's pro forma combined turnover and operating results by principal activity for the six months ended June 30, 2002 is as follows:

	Drilling pro forma combined 2002 (note a) RMB'000	Well services pro forma combined 2002 (note a) RMB'000	Marine support and transportation pro forma combined 2002 (note a) RMB'000	Geophysical pro forma combined 2002 (note a) RMB'000	Total pro forma combined 2002 (note a) RMB'000
	(note 1)	(note 1)	(note 1)	(note 1)	(note 1)
TURNOVER					
Sales (including intersegment)	509,219	352,831	304,352	144,730	1,311,132
Less: Intersegment sales	—	—	7,739	—	7,739
Total sales to external customers	509,219	352,831	296,613	144,730	1,303,393
PROFIT FROM OPERATIONS					
Segment results	149,583	96,262	69,391	(10,013)	305,223

Note a: The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in the Company's prospectus dated November 11, 2002.

4. SEGMENT INFORMATION continued

An analysis of the Group's turnover and operating results by principal activity for the period from December 25, 2001 (date of establishment) to June 30, 2002 is as follows:

	Drilling consolidated 2002 (unaudited) RMB'000 (note 1)	Well services consolidated 2002 (unaudited) RMB'000 (note 1)	Marine support and transportation consolidated 2002 (unaudited) RMB'000 (note 1)	Geophysical consolidated 2002 (unaudited) RMB'000 (note 1)	Total consolidated 2002 (unaudited) RMB'000 (note 1)
TURNOVER					
Sales (including intersegment)	188,020	147,214	103,314	74,242	512,790
Less: Intersegment sales	—	—	—	—	—
Total sales to external customers	188,020	147,214	103,314	74,242	512,790
PROFIT FROM OPERATIONS					
Segment results	47,867	34,986	2,657	12,570	98,080

5. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

Prior to the Reorganisation on April 30, 2002, the filing of tax returns of the Company was handled by CNOOC on a group basis. The share of the Company's income tax liability was determined based on the applicable tax rate on the Company's profits determined in accordance with PRC accounting principles applicable to state-owned enterprises. Such tax was payable to CNOOC which in turn would settle the tax liability with the relevant tax bureau. Following the Reorganisation, the Company became subject to enterprise income tax at the rate of 33% and the Company now settles its tax liability by itself with the respective tax authorities.

During the period, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for the period from October 1 to December 31, 2002 (being the period after the restructuring of the Company into a joint stock limited liability company on September 26, 2002) was reduced from 33% to 15%. As a result, a tax refund of RMB45.5 million relating to the period from 1 October to December 31, 2002 has been recorded by the Company. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the six months ended June 30, 2003.

5. TAX continued

The Company's newly incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6.6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Consolidated for six months ended June 30, 2003 (unaudited) RMB'000	Pro forma combined for six months ended June 30, 2002 (note a) RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 (unaudited) RMB'000
		(note 1)	(note 1)
Hong Kong profits tax:	—	—	—
Overseas income taxes:			
Current income taxes	**120**	96	51
Deferred income taxes	—	—	—
PRC corporate income tax:			
Current income taxes	**128,422**	147,178	35,424
Tax refund	**(45,532)**	—	—
Deferred income taxes	**(4,199)**	(41,000)	(1,000)
Share of tax attributable to:			
Jointly-controlled entities	**5,325**	2,951	1,931
	84,136	109,225	36,406

Note a: The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in the Company's prospectus dated November 11, 2002.

6. DIVIDENDS

In accordance with the articles of association of the Company, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

In connection with the Reorganisation and in preparation for the listing of the Company's shares on HKSE on November 20, 2002, we declared a special distribution of RMB344.9 million for the four months ended April 30, 2002.

The Board has proposed to pay a special interim dividend of RMB1.23 cents per share for the six months ended June 30, 2003. The proposed special interim dividend for the period is subject to the approval of the Company's shareholders at the upcoming shareholders' extraordinary general meeting.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended June 30, 2003 of approximately RMB326,840,000 (2002: RMB72,227,000) and the weighted average of approximately 3,995,320,000 (2002: 1,075,138,122) shares in issue during the period.

The weighted average number of shares used to calculate the basic earnings per share for the period from December 25, 2001 (date of establishment) to June 30, 2002 includes 300,000,000 shares (the Company had registered capital of RMB300,000,000 upon its establishment on December 25, 2001 and pursuant to the Reorganisation, the entire registered capital was converted to share capital) deemed to have been in issue from the date of establishment of the Company to the Reorganisation date on April 30, 2002 and the issued share capital of 2,600,000,000 shares issued immediately after the Reorganisation.

The calculation of pro forma basic earnings per share is based on the pro forma net profit from ordinary activities attributable to shareholders for the six months ended June 30, 2002 of approximately RMB217,148,000 and the weighted average of approximately 2,600,000,000 shares deemed to have been in issue during the period.

Diluted earnings per share for the six months ended June 30, 2003 and 2002 have not been calculated because no diluting events occurred during these periods.

8. PROPERTY, PLANT AND EQUIPMENT, NET

During the period, the Group acquired tankers and vessels, drilling equipment, machine and equipment, motor vehicles and construction in progress with an aggregate cost amounting to approximately RMB396,898,000. Tankers and vessels amounting to RMB11,627,000 were disposed in 2003, and the loss on disposal of RMB340,000 incurred by the Company was dealt with in the Group's consolidated financial statements for the six months ended June 30, 2003 as other operating expenses.

As at the date of these financial statements, drilling rigs, tankers and vessels with an aggregate cost amount and net book value of RMB673,060,000 and RMB182,671,000, respectively, have yet to be completed the title re-registration procedures after Reorganisation. The Company is in the process of re-registration with relevant government authorities for the title of these rigs, tankers and vessels under its name.

9. ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable, net as at the balance sheet date is as follows:

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Outstanding balances aged:		
Within one year	**527,588**	523,674
Within one to two years	**3,481**	1,689
Within two to three years	**—**	40
	531,069	525,403
Less: Provision for doubtful debts	**(14,000)**	(530)
	517,069	524,873

The general credit terms of the Group range from 30 to 90 days.

10. BALANCES WITH THE UITIMATE HOLDING COMPANY

The balances with the ultimate holding company included in current liabilities are unsecured, interest-free and have no fixed terms of repayment.

The long term payable to the ultimate holding company is unsecured, interest-free and repayable over three years on an annual instalment basis with repayment commencing from May 1, 2005.

11. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

12. SHORT TERM INVESTMENTS

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Government debt securities purchased with an obligation to re-sell	**150,016**	—

The market value of the Group's short term investments at the date of approval of the financial statements approximated the book value at June 30, 2003.

13. TRADE PAYABLES AND OTHER PAYABLES

An aging analysis of trade and other payables as at the balance sheet date is as follows:

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Outstanding balances aged:		
Within one year	**170,032**	254,662
Within one to two years	**44,869**	20,034
Within two to three years	**311**	45
	215,212	274,741

14. DISTRIBUTABLE RESERVES

As at June 30, 2003, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million standing to the credit of the Company's capital reserve account and an amount of approximately RMB31 million standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB403 million available for distribution as dividend. Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders at June 30, 2003.

15. ISSUED CAPITAL

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	**2,460,468**	2,460,468
1,534,852,000 H shares of RMB1.00 each	**1,534,852**	1,534,852
As at June 30, 2003 and December 31, 2002	**3,995,320**	3,995,320

The Company does not have any share option scheme.

16. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed between the parties.

16. RELATED PARTY TRANSACTIONS *continued*

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) its jointly-controlled entities and associate:

	Consolidated for six months ended June 30, 2003 (unaudited) RMB'000	Pro forma combined for six months ended June 30, 2002 (note a) RMB'000 (note 1)	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 (unaudited) RMB'000 (note 1)
A. Included in revenue			
Gross revenue earned from provision of services to the following related parties:			
a. CNOOC Limited Group			
Provision of drilling services	**253,093**	238,945	69,464
Provision of well services	**201,029**	134,979	56,847
Provision of marine support and transportation services	**161,480**	98,041	31,600
Provision of geophysical services	**96,453**	59,760	38,399
	712,055	531,725	196,310
b. CNOOC Limited Group as operator under production sharing contracts			
Provision of drilling services	**9,379**	52,150	39,512
Provision of well services	**2,418**	140,116	52,943
Provision of marine support and transportation services	**20,442**	50,652	5,913
	32,239	242,918	98,368
c. CNOOC Group			
Provision of drilling services	**13,952**	2,300	2,300
Provision of well services	**19,292**	8,297	8,297
Provision of marine support and transportation service	**33,928**	55,437	21,611
Provision of geophysical services	**14,798**	—	—
	81,970	66,034	32,208
d. Jointly-controlled entities and associate			
Provision of drilling services	**346**	—	—
Provision of well services	**7,474**	—	—
	7,820	—	—

16. RELATED PARTY TRANSACTIONS continued

		Consolidated for six months ended June 30, 2003 (unaudited) RMB'000	Pro forma combined for six months ended June 30, 2002 (note a) RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 (unaudited) RMB'000
			(note 1)	(note 1)
B.	Included in operating expenses			
	Services provided by the CNOOC Group:			
	Labour services	**27,902**	28,717	11,898
	Materials, utilities and other ancillary	**32,137**	38,575	22,781
	Transportation services	**2,174**	3,445	260
	Lease of office, warehouse, berths	**5,001**	3,170	2,032
	Lease of equipment	**1,059**	769	410
	Repair and maintenance services	**4,597**	24,445	19,592
	Management services	**4,338**	113	—
		77,208	99,234	56,973
C.	Included in interest income/expenses:			
	Interest income earned from the CNOOC Group	**767**	1,629	604
	Interest expenses paid to the CNOOC Group	—	4,372	2,628
D.	Transfer of property, plant and equipment and business:			
	Sales of fixed assets to CNOOC Group	—	84,553	—

E. Deposits and loans:

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Deposits placed with CNOOC Trust Company	—	24,230
Deposits placed with CNOOC Finance Company	**276,989**	73,321

Note a: The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in the Company's prospectus dated November 11, 2002.

16. RELATED PARTY TRANSACTIONS continued

In addition to the above, (i) during the period, accounts receivable amounting to approximately RMB58 million were settled through CNOOC Finance Company at an early settlement discount of approximately RMB200,000 with recourse. Accounts receivable amounting to RMB50 million were settled subsequent to June 30, 2003; and (ii) CNOOC made an advance of RMB238 million to the Company during 2002 which was repaid prior to December 31, 2002.

The Company and the above related parties are within the group of CNOOC and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements.

There is no pension payments relating to the supplementary pension benefits which were borne by CNOOC (pro forma combined basis for the six months ended June 30, 2002: RMB28 million).

Prior to August 2002, the Group occupied certain properties owned by CNOOC at no consideration. The Company signed various property lease agreements in September 2002 with CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. Pursuant to these lease agreements, the Company is required to pay an aggregate annual rental of RMB7.6 million effective from August 1, 2002 to CNOOC Group.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

17. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to five years.

At balance sheet date, the Group had following minimum lease payments under non-cancellable operating leases:

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Within one year	**14,411**	12,773
In the second to fifth years (Inclusive)	**4,852**	4,493
	19,263	17,266

18. CAPITAL COMMITMENTS

The Group had the following capital commitments, principally for fixed assets construction and purchases:

	June 30, 2003 (unaudited) RMB'000	December 31, 2002 (audited) RMB'000
Contracted, but not provided for	**848,274**	679,159
Authorised, but not contracted for	**1,322,504**	395,402
	2,170,778	1,074,561

19. CONTINGENT LIABILITIES

As at June 30, 2003 and December 31, 2002, the Group had no significant contingent liabilities.

20. APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements for the six months ended June 30, 2003 were approved and authorised for issue by Board of Directors on August 21, 2003.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting ("EGM") of China Oilfield Services Limited ("COSL") will be held on October 22, 2003 (Wednesday) at 10:00 a.m. at the Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

Ordinary resolutions:

1. To declare a special interim dividend for the six months ended June 30, 2003; and

2. To elect a director.

By Order of the Board
Chen Weidong
Company Secretary

August 21, 2003

Registered address of the Company:
3-1516 Hebei Road
Haiyang New and Hi-Tech Development Zone
Tanggu, Tianjin 300451
China

Notes:

(a) Holders of COSL's overseas listed foreign invested shares (in the form of H Shares) whose names appear on COSL's Register of Members maintained by Computershare Hong Kong Investor Services Limited on October 22, 2003 (Wednesday) are entitled to attend and vote at the EGM.

(b) Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to COSL's office in Hong Kong by facsimile or post no later than October 2, 2003 (Thursday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

(c) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If the appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to COSL's office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(d) COSL's Register of Members will be closed from September 22, 2003 (Monday) to October 22, 2003 (Wednesday) (both days inclusive), during which time no transfer of H Shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the special interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on September 19, 2003 (Friday) for completion of the registration of the relevant transfer in accordance with COSL's Articles of Association.

Computershare Hong Kong Investor Services Limited's address is as follows:
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

財務摘要

- 營業額上升10.2%達人民幣1,436百萬元
- 經營利潤增加23.4%至人民幣376.6百萬元
- 股東應佔利潤上升50.5%至人民幣326.8百萬元

目錄

主席報告

尊敬的各位股東：

儘管伊拉克戰爭導致了油價起伏升跌及SARS突如其來給中國和亞洲的經濟活動造成強烈衝擊，公司今年上半年仍然取得了預期的經營結果。營業收入達人民幣1,436百萬元，較上年同期增長了10.2%；營業利潤較上年同期增長了23.4%，達人民幣人民幣376.6百萬元。EBITDA和淨利潤分別增長了25.0%和50.5%。取得如此業績，主要得益於中國經濟強勁的增長和較高的石油價格，促進了石油公司在中國沿海的勘探開發投資持續增長，以及投入生產的海上油氣田數量的不斷增加。同時公司在市場開拓及成本控制上都見到了明顯的成效。

鑽井業務和物探勘察業務是公司上半年取得良好業績的主要推動力。鑽井平臺的利用率和日費率都較上年有所增加，從而使鑽井業務的收入較上年同期提高了24.1%。中國海上三維地震作業較上年同期增加了89.1%。國際二維地震採集工作量增加了約一倍，物探勘察業務的收入較上年同期大幅提高了60.8%。

在努力增加收入的同時，公司也執行了控制成本的有力措施，使營業額增加了10.2%，而經營支出僅增加了6.3%。另外公司申請作為高新科技企業所得稅減稅優惠獲得批准，從而獲得2002年度10月至12月3個月期間的退稅優惠人民幣45.5百萬元，此退稅優惠沖減了今年上半年部分稅金支出，公司上半年的淨利潤為人民幣326.8百萬元，較去年同期人民幣217.1百萬元大幅提高了50.5%。

二零零三年上半年，公司充分發揮重組優勢，加強「一體化」服務的市場營銷取得成效，擴大了公司的市場份額。在確保公司傳統的油氣田勘探開發服務優勢的同時，為配合客戶投資重點的轉移，我們加快了向油田生產服務階段延伸的力度和速度。年初組建了油田生產實驗室，加大了向油藏管理技術的科研投資，並成立了渤海油田生產服務項目組，協調公司的內外資源，更加積極地參與渤海油田生產階段的服務。

保持國內市場的主導地位，有選擇地進入國際市場是公司的既定策略。為實施這一策略，今年上半年公司做了一系列扎實的準備工作，例如從海外聘任了三名高級管理人員。其中阿蘭古德先生(Mr. Alan Good)被任命為公司副總裁，負責公司的海外市場開拓和作業管理。

儘管有個別項目受外界因素的影響，公司的資本性投資總體上是按計劃進行的。按目前情況看，我們有信心保持原有的計劃進度。

油氣井技術服務業務與去年同期相比有較大的下降，主要是本板塊受業務需求的波動和市場競爭的加劇影響。就全年來看，下半年由氣井技術服務會好於上半年，儘管今年下半年維修費用會有所增加。預計全年公司會保持較好的增長態勢，我對公司實現全年的經營目標充滿信心。

上半年公司取得了較理想的經營業績，表現了很強的盈利能力，為與股東分享成果，我提議並已獲董事會批准，公司將派發中期特別股息每股人民幣1.23分待臨時股東大會批准後實施。

公司上半年安全生產形勢運行平穩，無重大事故發生。根據OHSAS統計指標，公司上半年的事故率為0.12。與此同時，公司整合建立了ISM（船舶安全管理體系）並獲得政府認證的符合證明（「DOC」）證書。

本人謹代表董事會感謝公司的全體員工，由於他們的辛勤勞動和嚴格地執行質量、衛生、安全及環保（「QHSE」）制度，使公司在生產經營和抗擊非典型肺炎鬥爭中都取得了滿意的成果。

最後，本人謹藉此機會感謝馬德克先生(Mr. Richard Margolis)就任公司獨立董事期間所做的貢獻，祝他在新的崗位順利成功。感謝我們的全體股東，你們的支援是我們的信心所在。

傅成玉

主席兼首席執行官

香港，二零零三年八月二十一日

管理層討論及分析

業務回顧

鑽井作業

2003年前6個月，我們的鑽井業務繼續面臨強勁的市場需求，我們鑽探的勘探井相對於上年同期增加了33口井至40口井，增幅為21.2%。開發井的數目由2002年前6個月的33口井，增加到57口井，增幅為72.7%。

受惠於中國近海勘探開發活動持續活躍，市場對我們鑽井船的需求保持強勁。2003年上半年，我們的鑽井船共作業1,757天，比去年同期增加35天。使用率由於作業天數增加而有所上升，鑽井船的使用率從上年前6個月時的90.7%，提高到今年前6個月的93.8%。2003年上半年自升式鑽井船的平均日費率為31,569美元／天，半潛式鑽井船的平均日費率為55,136美元／天，而2002年年底自升式鑽井船的平均日費率為26,245美元／天，半潛式鑽井船的平均日費率為47,380美元／天。在鑽井平均使用率和日費率上升的同時，我們的鑽井修井業務也在增長，從而使得本年上半年鑽井業績大幅增長。

期內，我們的鑽井船主要在渤海灣、南海西部、南海東部、東海等海域提供鑽井服務，同時我們的渤海4號和渤海9號鑽井船分別在印尼和西非提供鑽井服務。

2003年上半年，我們繼續推進為客戶提供一體化項目管理(IPM)服務，完成鑽井項目4個，2002年同期完成兩個項目。

公司於2003年4月宣佈建造新的400英尺自升式鑽井船的計劃，項目已經啟動，目前進入設計的招標階段。

油氣井技術服務

2003年上半年的油氣井技術服務業務減少，主要原因是我們面對勘探井活動之測井及泥漿業務需求減少，而部分測井服務價格亦因市場競爭而有所調低。加之，上半年市場沒有對完井業務中與油田開發活動直接相關的防砂和電潛泵作業的需求(2002年上半年分別有20和21次)。

2003年上半年，公司在油氣井服務業務方面努力提高技術服務能力，主要包括固井業務的液體添加劑混配系統(LAS)、測井業務的核磁共振儀、泥漿業務方面在天津建立了油基泥漿處理廠；與此同時，去年訂購的一套隨鑽測井(LWD)儀器，預計10月底到貨，將投入到定向井業務。

近海工作船服務和運輸業務

截至2003年6月30日，公司擁有及操作近海工作船57艘及油輪5艘。

公司在今年1月份、4月份和6月份分別建成3艘新船投入運營，儘管上半年的近海工作船需求增加，但公司仍有充足的能力保證滿足客戶的需求。在2003年前6個月，由於船隊的擴大和維修日數的減少，作業日數從2002年同期的8,871天增加到9,257天，總可服務日數由2002年上半年的9,478天增加到9,647天。近海工作船的使用率較2002年同期的93.6%小幅提高到96.0%。

2003年五月，由於1979年建造的濱海601號油輪船體及機械設備老化，不能適應現有的運輸需要，公司便對該船進行了報廢處理。

2003年上半年，我們繼續尋找增加國際業務的機會，濱海283號和濱海291號分別在韓國海域為客戶提供服務。

物探勘察服務

2003年前6個月，二維及三維地震資料採集的市場競爭仍然十分激烈，我們採集了1,261平方公里的三維地震資料和22,481公里的二維地震資料，上年同期採集了667平方公里和19,000公里的三維和二維地震資料。主要是由於國內三維地震資料獲取的作業量較上年同期增加，服務區域集中在渤海灣，同時國際二維地震資料採集業務量較上年同期大幅增加，主要是墨西哥灣海域；二維地震資料處理業務量較上年同期增加21.7%至8,519公里。

財務狀況回顧

營業額

2003年上半年的營業額為人民幣1,436.0百萬元，較2002年同期增加了人民幣132.6百萬元，增幅為10.2%。營業額增加是因為物探勘察服務和鑽井作業的營業額大幅上升，以及近海工作船服務和運輸業務營業額有所增加所致。

2003年前6個月，鑽井作業的營業額為人民幣632.1百萬元，比去年同期增加了人民幣122.9百萬元，增幅為24.1%。營業額的增加主要是由於2003年上半年的鑽井作業量增加，鑽井船的日費率有所上升，同時我們為我們客戶擁有的生產平台所提供的修井服務有所增加所致。

2003年上半年油氣井技術服務的營業額為人民幣268.4百萬元，比2002年上半年的人民幣352.8百萬元減少了人民幣84.4百萬元，降幅為23.9%。我們面對勘探井活動之測井及泥漿業務需求減少，而且部份測井服務價格亦因市場競爭而有所調低。加之，上半年完井業務中與油田開發活動直接相關的防砂和電潛泵作業沒有進行(2002年上半年分別有20和21次)。

2003年前6個月，近海工作船服務和運輸業務的營業額為人民幣302.9百萬元，比去年同期的人民幣296.6百萬元增加了人民幣6.3百萬元，增幅為2.1%。營業額的增加主要是由於2003年上半年先後有二艘新建近海工作船投產營運，近海工作船的總工作天數增加4.4%，但是大功率工作船使用率下降，小功率工作船使用率上升，同時船隊的日費率上升9.5%所致。

2003年上半年物探勘察服務的營業額為人民幣232.7百萬元，比2002年上半年的人民幣144.7百萬元增加了人民幣88.0百萬元，增幅為60.8%。營業額增加的主要原因是三維地震資料收集的國內業務部分以及二維地震資料收集的國際業務部分較上年同期增加，收集價格也比上年同期略有提高，同時二維地震資料處理業務量較上年同期增加21.7%，多用戶資料的銷售也有所增加。在勘察業務上，收入與去年上半年持平。

管理層討論及分析

經營支出

截至2003年6月30日止6個月，總經營支出為人民幣1,061.7百萬元，較2002年同期增加了人民幣62.5百萬元，增幅為6.3%。經營支出增加的主要是設備折舊、租賃費、其他銷售和管理費以及其他經營支出。折舊增加是因為公司在2002年4月30日進行的資產重估增值以及上半年新增加3艘船並於2002年下半年、2003年新增鑽井、油井技術服務的相關設備造成折舊費同比增加了人民幣52.2百萬元。租賃費同比增加了人民幣34.5百萬元，主要原因是油氣井技術服務業務以合作方式進入LWD高端技術市場而造成租用設備增加，同時物探作業量上升而增加了我們支付定位導航船和護航船的租賃費用。其他銷售和管理費用的同比增加人民幣24.2百萬元，主要是因為在公司上市後增加了審計費、諮詢費和駐外機構費用，以及增加應收帳款之壞帳撥備。其他經營支出相對上年同期增加了人民幣3.4百萬元，主要是為加強海外市場運作而增加國外培訓費用。與增加專案相抵，修理維護費用相對去年同期減少人民幣12.9百萬元，主要是因為鑽井平台的修理和維護因工作量飽滿而推遲。物料及其他服務消耗支出相對上年同期減少人民幣40.0百萬元，主要是油氣井技術服務業務量減少引起物料消耗減少，同時船舶業務因修理項目推遲，減少了相關修理材料的消耗。

2003年前6個月，鑽井業務的經營支出為人民幣383.9百萬元，比去年同期的人民幣359.6百萬元增加了人民幣24.3百萬元，增幅為6.8%。2003年前6個月僱員薪酬成本支出同比增加了人民幣13.7百萬元至人民幣87.3百萬元，增幅為18.6%，主要因為鑽井業務量增加，增加勞務人員。物料及其他服務消耗和租賃費由於工作量的增加，分別較上年同期增加了人民幣0.5百萬元和人民幣3.9百萬元。與增加專案相抵的是修理費用相對上年同期減少了人民幣19.5百萬元，由於上半年工作量飽滿，鑽井平台修理專案推遲。

2003年上半年油氣井技術服務的經營支出為人民幣244.9百萬元，比2002年上半年的人民幣257.3百萬元減少了人民幣12.4百萬元，降幅為4.8%。經營支出減少的主要原因是業務量下降，引起物料消耗、減少人民幣46.4百萬元。同時，雇員薪酬成本、其他銷售和管理費用及其他經營支出減少較上年同期減少支出人民幣7.0百萬元。而設備折舊增加了人民幣26.3百萬元至人民幣54.2百萬元，主要是因為公司在2002年4月30日進行的資產重估增值，並於2002年下半年、2003年新購置了相關油氣井技術服務設備。由於定向井業務採用合作服務進入LWD高端技術市場，相應增加租賃費人民幣13.7百萬元。

2003年前6個月，近海工作船服務和運輸業務的營業支出為人民幣246.2百萬元，比去年同期的人民幣227.6百萬元增加了人民幣18.6百萬元，增幅為8.2%。增加主要是固定資產折舊增加了人民幣36.8百萬元至人民幣99.8百萬元，主要是因為公司在2002年4月30日進行的資產重估增值，並於2003年上半年增加了三條新船。而修理費用同比減少了人民幣2.3百萬元，由於主要的船舶塢修專案計劃安排在下

半年進行，同時船舶靠碼頭進行的航修減少，並且上半年公司減少了外租用船，從而引起物料及其他消耗同比減少人民幣12.2百萬元。僱員薪酬成本同比下降了人民幣4.9百萬元。

2003年上半年物探勘察服務的營業支出為人民幣186.7百萬元，比2002年上半年的人民幣154.7百萬元增加了人民幣32.0百萬元，增幅為20.7%。營業支出增加的主要原因是物探採集的業務量相對上年同期大幅度增加，物料及其他消耗成本支出同比增加了人民幣18.1百萬元。租賃費同比增加了人民幣16.2百萬，主要是因為租用定位導航船和護航船的費用增加。在上半年作業的間隙，我們安排了濱海501號、濱海517號和濱海518號進廠修理，修理費用同比增加了人民幣7.9百萬元。與增加專案抵消的是部分資產於2003年年初被全面折舊，引起折舊費減少人民幣13.3百萬元。

經營利潤

2003年上半年公司取得經營利潤人民幣376.6百萬元，上年同期為人民幣305.2百萬元，今年上半年同比增加了人民幣71.4百萬元，增幅為23.4%。其中物探勘察業務上半年取得經營利潤，對比上年同期虧損人民幣10.0百萬元，扭轉虧損，利潤增加了人民幣56.7百萬元。鑽井作業今年上半年取得經營利潤人民幣248.2百萬元，較上年同期增加了人民幣98.6百萬元，增幅為65.9%。油氣井技術服務業務取得經營利潤人民幣24.8百萬元，同比減少了人民幣71.5百萬元，減少的幅度為74.2%。近海工作船服務和運輸業務上半年的經營利潤為人民幣57.0百萬元，同比減少了12.4百萬元，減少的幅度為17.9%.

應佔合營公司利潤

我們應佔合營公司利潤由2002年上半年的人民幣21.1百萬元增加了人民幣8.0百萬元至2003年上半年的人民幣29.1百萬元，增幅為37.9%。主要是從事油氣井技術服務的合營公司收益增長了人民幣7.5百萬元。

現金及現金等價物

於2003年6月30日，我們的現金及現金等價物為人民幣2,473.1百萬元，較2002年12月31日之現金及現金等價物結餘人民幣2,632.2百萬元減少了人民幣159.1百萬元。於2003年上半年內，我們已投入資本性投資人民幣396.9百萬元、購買國債回購投資人民幣150.0百萬元及派發2002年度全年股息人民幣52.3百萬元。該等投資大部份已由經營活動所產生之現金流入增加人民幣452.2百萬元所抵消。於上半年，我們投入的資本性投資合共人民幣9.98億元。

前景

2003年上半年我們良好的經營業績為我們下半年的運營打下了堅實的基礎。我們相信，伴隨中國近海油氣田勘探、開發的進程，我們的鑽井及近海工作船業務會依然保持較高的使用率；在油氣井技術服務方面，面對市場壓力，我們將採取積極靈活的應變措施，繼續通過技術能力的提升，進一步加強我們的競爭實力。同時公司的物探勘察仍將保持穩步增長勢頭。總之，2003年公司繼續堅持既定的發展戰略，以「精心做好每件事」的行為準則為指引，確保股東、用戶、員工共贏。

補充資料

企業管治

中期業績已經由兩名獨立非執行董事組成的董事會審計委員會審閱。該委員會已審閱本公司採納的會計原則及應用，以及已商討審計內部監控及財務申報事宜。

公司的主要股東

截至2003年6月30日，就各董事所知，下列人士直接或間接擁有中海油田附有在股東大會上之表決權的已發行股本5%或以上之權益。該等人士概無該等股本的期權：

股東名稱	持有股份的數目
中國海洋石油總公司	2,460,468,000
Capital Group Companies, Inc.	242,925,000
J.P. Morgan Chase & Co.	168,494,000
JP Morgan Chase Bank	143,027,000

除了上述持股人外，並無其他人或公司擁有任何中海油田的股本權益達已發行股本5%或以上而須按「證券及期貨條例」存置證冊內。

購買、出售及贖回我們的上市證券

本公司及其子公司於2003年首6個月內概無購買、出售及贖回本公司的任何上市證券。

董事和監事於合同的權益

截至2003年6月30日董事和監事並無於本公司、其控股公司或其任何子公司或同集團子公司於年內訂立，對本集團的業務而言屬重大的任何合同中直接或間接擁有重要權益。

董事和監事於股份的權益

於2003年6月30日，董事、監事或其關聯方，並無於本公司或其相聯法團(定義見證券(披露權益)條例(「披露權益條例」))的任何股本或債務證券中，擁有任何個人、家族、公司或其他權益。

董事和監事收購股份或債券的權利

於年內任何時間，本公司並無授予任何董事、監事或他們各自的配偶、或十八歲以下的子女權利，或他們已行使任何上述權利，透過收購本公司的股份或債券而獲益，或本公司、其控股公司或任何子公司或同集團子公司並無訂立任何安排，讓董事收購任何其他法人團體的權利。

中期特別股息

董事會已建議就截至2003年6月30日止六個月支付中期特別股息每股人民幣1.23分。建議派發之中期特別股息將於即將舉行的臨時股東大會上由中海油田股東審議批核。

股東登記手續將由2003年9月22日(星期一)至2003年10月22日(星期三)(包括首尾兩天在內)期間暫停辦理。為了符合資格獲派中期特別股息、所有過戶文件連同有關股票，須於2003年9月19日(星期五)下午四時正前交往本公司的股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

最佳應用守則

董事認為，我們於中期報告所涵蓋的整段期間內，一直遵守香港聯合交易所上市規則附錄十四所載的最佳應用守則。

代表董事會



傅成玉

主席兼首席執行官

香港，2003年8月21日

獨立核數師審閱報告

ERNST & YOUNG
安永會計師事務所

致中海油田服務股份有限公司董事會

(在中華人民共和國註冊成立的股份有限公司)

我們受 貴公司委託對 貴公司及其子公司(「貴集團」)刊於第10頁至第27頁截至2003年6月30日止六個月的中期財務報告作出審閱。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)的規定,上市公司必須符合香港會計師公會發出的會計實務準則第25號「中期財務報告」及其相關的規定編製中期財務報告。中期財務報告由董事負責,並由董事核准通過。我們的責任是根據我們審閱工作的結果,對中期財務報告提出獨立結論,並按照我們雙方所協定的審計業務約定書條款,只向作為法人團體的董事會報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負上或承擔任何責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號－「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告,除賬項中另有説明的特別情況下,評估財務報告中會計政策是否貫徹運用及賬項編列是否一致。審閱工作不包括審核程序中對控制的測試及對資產、負債和交易的驗證。由於審閱工作的範圍遠較審核工作少,所給予的保證程序也較審核低,因此,我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作,我們並不察覺截至2003年6月30日止六個月的中期財務報告需要作出任何重大的修改。

安永會計師事務所
執業會計師

香港
2003年8月21日

綜合損益表

截至2003年6月30日止六個月

	附註	截至2003年6月30日止六個月的綜合數字 (未經審核) 人民幣千元	截至2002年6月30日止六個月的備考合併數字 (附註a) 人民幣千元	由2001年12月25日(成立日期)至2002年6月30日期間的綜合數字 (未經審核) 人民幣千元
			(附註b)	(附註c)
營業額		**1,435,998**	1,303,393	512,790
其他收入		**2,360**	1,079	315
經營支出				
物業、廠房及設備折舊		**(294,809)**	(242,625)	(96,145)
僱員薪酬成本		**(236,914)**	(235,826)	(77,184)
修理及維護成本		**(39,771)**	(52,673)	(38,729)
消耗物料、物資、燃料、服務及其他		**(353,867)**	(393,838)	(179,404)
經營租約支出		**(51,274)**	(16,732)	(3,346)
其他經營支出		**(42,507)**	(39,139)	(9,830)
其他銷售、一般及行政支出		**(42,573)**	(18,416)	(10,387)
總經營支出		**(1,061,715)**	(999,249)	(415,025)
經營利潤		**376,643**	305,223	98,080
融資成本				
滙兑虧損，淨額		**(1,139)**	(210)	(106)
利息支出		**(1)**	(5,115)	(3,371)
利息收入		**6,412**	5,409	2,040
		5,272	84	(1,437)
應佔合營公司利潤		**29,061**	21,066	11,990
税前利潤		**410,976**	326,373	108,633
税金	5	**(84,136)**	(109,225)	(36,406)
股東應佔日常業務淨利潤		**326,840**	217,148	72,227
擬派中期特別股息／利潤分派	6	**49,142**	344,921	—
每股盈利				
一基本	7	**8.18分**	不適用	6.72分
一備考基本	7	**不適用**	8.35分	不適用

附註：

a. 本集團截至2002年6月30日止六個月的備考合併業績，摘錄自本公司於2002年11月11日刊發的招股章程所載的會計師報告。

b. 請參閱財務報表附註1的呈報基準。

c. 如財務報表附註1所載，於2002年4月30日前本公司並未收購有關業務及有關公司。因此，於2002年4月30日前並無經營業績。

綜合資產負債表

2003年6月30日

	附註	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
非流動資產			
物業、廠房及設備淨額	8	**4,417,233**	4,316,707
於合營公司的權益		**137,882**	141,163
		4,555,115	4,457,870
流動資產			
存貨		**206,724**	206,314
預付款項、按金及其他應收賬款		**90,422**	91,946
應收賬款淨額	9	**517,069**	524,873
應收最終控股公司賬款	10	**14,384**	—
應收其他海油總公司集團公司賬款	11	**11,393**	20,933
短期投資	12	**150,016**	—
已抵押定期存款		**70,093**	23,440
現金及現金等價物		**2,473,078**	2,632,156
		3,533,179	3,499,662
流動負債			
貿易及其他應付賬款	13	**215,212**	274,741
應付薪金及花紅		**72,409**	114,487
應付税金		**173,346**	184,118
應付最終控股公司賬款	10	—	26,559
應付其他海油總公司集團公司賬款	11	**9,131**	9,733
		470,098	609,638
流動資產淨值		**3,063,081**	2,890,024
資產總值減流動負債		**7,618,196**	7,347,894
非流動負債			
遞延税金負債		**563,100**	567,299
長期應付最終控股公司賬款	10	**600,000**	600,000
		6,455,096	6,180,595
資本及儲備			
已發行資本	15	**3,995,320**	3,995,320
儲備		**2,410,634**	2,132,936
擬派中期特別/年末股息		**49,142**	52,339
		6,455,096	6,180,595

綜合股東權益變動表（未經審核）

2003年6月30日止六個月

	股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派中期特別／年末股息 人民幣千元	總計 人民幣千元
於2003年1月1日的結餘	**3,995,320**	**1,975,810**	**31,420**	**125,706**	**52,339**	**6,180,595**
期內利潤	—	—	—	**326,840**	—	**326,840**
己宣派年末股息	—	—	—	—	**(52,339)**	**(52,339)**
擬派中期特別股息	—	—	—	**(49,142)**	**49,142**	—
於2003年6月30日	**3,995,320**	**1,975,810**	**31,420**	**403,404**	**49,142**	**6,455,096**

備考合併股東權益變動表（附註a）

截至2002年6月30日止六個月

	所有者權益 人民幣千元	股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派中期特別／年末股息 人民幣千元	總計 人民幣千元
	（附註b）						
於2002年1月1日的結餘	2,935,005	—	—	—	—	—	2,935,005
重估盈餘	—	—	1,221,649	—	—	—	1,221,649
遞延税項負債入帳	—	—	(357,300)	—	—	—	(357,300)
分配予所有者	(344,921)	—	—	—	—	—	(344,921)
期內利潤	144,921	—	—	—	72,227	—	217,148
本公司重組時資本化	(2,735,005)	2,600,000	135,005	—	—	—	—
於2002年6月30日	—	2,600,000	999,354	—	72,227	—	3,671,581

綜合股東權益變動表（未經審核）

由2001年12月25日（本公司成立日期）至2002年6月30日期間

	所有者權益 人民幣千元	股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派中期特別／年末股息 人民幣千元	總計 人民幣千元
	（附註b）						
2001年12月25日（成立日期）及於2001年12月31日	300,000	—	—	—	—	—	300,000
發行國家法人股及於重組時兑換註冊資本	(300,000)	2,600,000	999,354	—	—	—	3,299,354
由2002年5月1日至2002年6月30日的利潤	—	—	—	—	72,227	—	72,227
於2002年6月30日	—	2,600,000	999,354	—	72,227	—	3,671,581

附註：

a. 本集團截至2002年6月30日止六個月的備考合併股東權益變動表，摘錄自本公司於2002年11月11日刊發的招股章程所載的會計師報告。

b. 見財務報表附註1的呈報基準。

簡明綜合現金流量表

截至2003年6月30日止六個月

	截至2003年6月30日止六個月的綜合數字(未經審核)人民幣千元	截至2002年6月30日止六個月的備考合併數字(附註a)人民幣千元	由2001年12月25日(成立日期)至2002年6月30日期間的綜合數字(未經審核)人民幣千元
		(附註b)	(附註c)
經營活動的現金流入/(流出)淨額	**452,176**	(24,950)	193,323
投資活動的現金流入/(流出)淨額	**(2,113,234)**	25,714	(234,008)
融資活動的現金流入/(流出)淨額	**(52,339)**	(610,000)	205,000
現金及現金等值物增加/(減少)淨額	**(1,713,397)**	(609,236)	164,315
期初的現金及現金等價物	**2,607,926**	773,551	—
期末的現金及現金等價物	**894,529**	164,315	164,315
現金及現金等價物的結餘的分析			
現金和銀行及金融機構的結餘	**2,543,171**	314,428	314,428
減:就信用證融資已抵押的定期存款	**(70,093)**	(150,113)	(150,113)
資產負債表的現金及現金等價物	**2,473,078**	164,315	164,315
減:認購時原定於三個月以後到期的無抵押定期存款:			
一 銀行存款	**(1,578,565)**	—	—
一 中海石油財務公司	**(150,000)**	—	—
加:認購時原定於三個月以內到期的短期投資	**150,016**	—	—
現金流量表的現金及現金等價物	**894,529**	164,315	164,315

附註:

a. 本集團截至2002年6月30日止六個月的備考合併現金流量表,摘錄自本公司於2002年11月11日刊發的招股章程所載的會計師報告。

b. 見財務報表附註1的呈報基準。

c. 如財務報表附註1所載,於2002年4月30日前本公司並未收購有關業務及有關公司。因此,於2002年4月30日前並無經營業績。

中期財務報表附註

2003年6月30日

1. 集團重組及財務報表的呈報基準

中海油田服務股份有限公司(「本公司」)由中國海洋石油總公司(「海油總公司」)於2001年12月25日根據中華人民共和國(「中國」)公司法在中國天津成立為有限責任公司。海油總公司為中國的一家國有企業。作為海油總公司為籌備本公司的股份在香港聯合交易所有限公司(「香港聯交所」)上市進行的重組(「重組」)一部分,及根據向有關政府機關於2002年9月26日取得的批文規定,本公司已重組為一家股份有限公司。按照由2002年4月30日生效的重組,本公司向海油總公司的全資子公司收購:

(1) 主要有關提供油田服務業務(包括中國近海鑽井、油氣井技術服務、近海工作船服務和運輸業務、以及物探勘察服務(「有關業務」))的資產、負債及承擔,但不包括若干現金及現金等值物人民幣688百萬元及應付海油總公司款項人民幣688百萬元;及

(2) 主要從事提供油田服務業務(包括在中國近海提供油氣井技術服務及物探勘察服務)的若干合營企業的權益(「有關公司」)。

就上述收購,本公司已向海油總公司發行每股面值人民幣1.00元的國家法人股合計2,600百萬股,而本公司的註冊及實繳資本因而達人民幣2,600百萬元。

本集團的財務報表所載的前期比較數字以下列基準呈報:

i) 本次重組涉及重組受共同控制的公司。有關業務及有關公司被視為持續經營的集團。因此,編製截至2002年6月30日止六個月的備考合併損益表、備考股東權益變動表及備考現金流量表時,猶如集團架構於由2002年1月1日至2002年6月30日期間已存在,供參考之用。

ii) 本公司於2002年4月30日始收購有關業務及有關公司。因此,於2002年4月30日前並無經營業績。由2001年12月25日(本公司成立日期)至2002年6月30日期間的綜合損益表、綜合股東權益變動表及綜合現金流量表包括本集團由2002年5月1日至2002年6月30日期間的業務。

2. 公司資料及主要業務

本集團主要從事提供在中國近海油田服務,如鑽井服務、油氣井技術服務、近海工作船服務和運輸業務及物探勘查服務。

中海油田服務股份有限公司的註冊辦事處位於中國天津塘沽300451海洋高新技術開發區河北路3-1516號。

董事會認為最終控股公司為海油總公司。

2. 公司資料及主要業務 續

於2003年6月30日，本公司於以下子公司及合營公司擁有直接及間接權益：

公司名稱	註冊成立／成立地點及日期	本集團直接應佔股權百分比	已發行及實繳資本面值	主要業務
直接持有子公司：				
力科有限公司	美國 1994年11月2日	100%	100,000美元	銷售測井儀器設備
China Oilfield Services (BVI) Limited	英屬處女群島 2003年3月19日	100%	1美元	投資控股
間接持有子公司：				
COSL (Labuan) Company Limited	馬來西亞 2003年4月11日	100%	1美元	於馬來西亞提供鑽井服務
COSL Services Southeast Asia (BVI) Limited	英屬處女群島 2003年5月29日	100%	1美元	投資控股
合營公司：				
中法渤海地質服務有限公司（「中法渤海」）	中國天津 1983年11月30日	50%	11,650,000美元	提供測井服務
中國南海－麥克巴泥漿有限公司（「麥克巴」）	中國深圳 1984年10月25日	60%*	1,250,000美元	提供鑽井泥漿技術服務
海洋石油－奧帝斯完井服務有限公司（「奧帝斯」）	中國天津 1993年4月14日	50%	2,000,000美元	提供完井服務
中國石油測井－阿特拉斯合作服務公司（「阿特拉斯」）	中國廣東 1984年5月10日	50%	2,000,000美元	提供測井服務
中海達雷斯地學服務（天津）有限公司（「達雷斯」）	中國天津 1983年8月24日	50%	1,720,000美元	提供物探勘查服務
天津市金龍化工公司（「金龍化工」）	中國天津 1993年9月7日	50%	1,036,000人民幣	提供鑽井泥漿技術服務

* 董事認為，本公司並無控制麥克巴的財政及營運決策，因此麥克巴的財務報表並無列入於本集團的綜合財務報表中。麥克巴的財務報表已根據權益法計入本集團的綜合財務報表。

3. 主要會計政策

中期財務報表乃根據歷史成本慣例，並根據會計實務準則(「會計實務準則」)第25號「中期財務報告」編製。

除由於採納香港會計師公會發出會計實務準則第12號(經修訂)－所得税及採納下文所述於短期投資的會計政策後若干會計政策出現變動外，編製中期財務報表所採用的主要會計政策及編製基礎，與截至2002年12月31日止年度的年度經審核財務報表所採用者一致。

會計實務準則第12號(經修訂)規定本年度及遞延所得税的會計基礎。該經修訂的會計實務準則對綜合財務報表的主要影響為規定根據對所有臨時差額的負債法對遞延税金作出全面準備。採納會計實務準則第12號(經修訂)的影響並不重大，因此毋須於本集團的財務報表對以往期間作出調整。

短期投資

持作投資用途的短期投資，於結算日以個別投資基準以其所報市價按其公允價值入賬。債券公允價值變動所產生之盈虧於其產生期間計入損益表或於損益表中扣除。

4. 分部資料

本集團透過其四個主要業務分部：鑽井服務、油氣井技術服務、近海工作船服務和運輸業務及物探勘察服務，從事廣泛系列的石油相關業務。

本集團的經營活動、獨立架構及管理是根據其所提供的經營及服務性質。各本集團業務分部均代表一項策略業務單位，而該單位提供的服務所承擔的風險及回報與其他業務分部有別。業務分部詳情概要如下：

(a) 鑽井服務分部從事鑽探油氣田服務及修井；

(b) 油氣井技術服務分部從事油氣井測試及井下服務，例如鑽井液、定向鑽井、固井及完井；

(c) 近海工作船服務和運輸業務從事運輸物資、貨物及人員往近海設施，及移動及放置鑽油架構，以及運輸原油及已提煉的產品；及

(d) 物探勘查分部從事地震資料收集，海上測量及資料處理等服務；

由於本集團絕大部份資產、經營及客戶均位於中國，被視為位於一個具有類似風險及回報經濟環境的地理位置，故並無進一步呈列地區分部資料的分析。

4. 分部資料 續

本集團截至2003年6月30日止六個月按主要業務劃分的營業額及經營業績分析如下：

	鑽井 綜合數字 2003年 (未經審核) 人民幣千元	油氣井技術 綜合數字 2003年 (未經審核) 人民幣千元	近海工作船服務和運輸業務 綜合數字 2003年 (未經審核) 人民幣千元	物探勘查 綜合數字 2003年 (未經審核) 人民幣千元	總計 綜合數字 2003年 (未經審核) 人民幣千元
營業額					
銷售(包括分部間)	**649,082**	**280,013**	**303,441**	**232,678**	**1,465,214**
減：分部間銷售	**17,029**	**11,635**	**552**	**—**	**29,216**
來自外部客戶總銷售	**632,053**	**268,378**	**302,889**	**232,678**	**1,435,998**
經營利潤					
分部業績	**248,196**	**24,819**	**56,977**	**46,651**	**376,643**

本集團截至2002年6月30日止六個月按主要業務劃分的備考合併營業額及經營業績分析如下：

	鑽井 備考合併數字 2002年 (附註a) 人民幣千元 (附註1)	油氣井技術 備考合併數字 2002年 (附註a) 人民幣千元 (附註1)	近海工作船服務和運輸業務 備考合併數字 2002年 (附註a) 人民幣千元 (附註1)	物探勘查 備考合併數字 2002年 (附註a) 人民幣千元 (附註1)	總計 備考合併數字 2002年 (附註a) 人民幣千元 (附註1)
營業額					
銷售(包括分部間)	509,219	352,831	304,352	144,730	1,311,132
減：分部間銷售	—	—	7,739	—	7,739
來自外部客戶總銷售	509,219	352,831	296,613	144,730	1,303,393
經營利潤					
分部業績	149,583	96,262	69,391	(10,013)	305,223

附註a：本集團截至2002年6月30日止六個月的備考合併業績，摘錄自本公司於2002年11月11日刊發的招股章程所載的會計師報告。

4. 分部資料 續

本集團由2001年12月25日(成立日期)至2002年6月30日期間按主要業務劃分的營業額及經營業績分析如下：

	鑽井 綜合數字 2002年 (未經審核) 人民幣千元	油氣井技術 綜合數字 2002年 (未經審核) 人民幣千元	近海工作船服務和運輸業務 綜合數字 2002年 (未經審核) 人民幣千元	物探勘查 綜合數字 2002年 (未經審核) 人民幣千元	總計 綜合數字 2002年 (未經審核) 人民幣千元
	(附註1)	(附註1)	(附註1)	(附註1)	(附註1)
營業額					
銷售(包括分部間)	188,020	147,214	103,314	74,242	512,790
減：分部間銷售	—	—	—	—	—
來自外部客戶總銷售	188,020	147,214	103,314	74,342	512,790
經營利潤					
分部業績	47,867	34,986	2,657	12,570	98,080

5. 稅金

本集團須就本集團的成員公司來自其各自成立地和經營所在地應納稅轄區所產生或得到的利潤，按經營實體交納所得稅。由於本集團目前沒有任何來自香港的應納稅收入，本集團毋須交納香港的利得稅。

本公司於重組日期(2002年4月30日)前的稅務申報是由海油總公司以其整個集團基準集中處理。本公司的所得稅責任是以本公司根據國有企業適用的中國會計原則計算的利潤按適用的稅率計算。該稅金應付給海油總公司，而海油總公司將會向有關稅局清償該稅金。於重組後，本公司須按33%的稅率繳納企業所得稅，而稅金負債現時由本公司本身向各稅務機關清償。

期內，本公司作為高新科技企業所得稅減稅優惠的申報獲得批准，而本公司由2002年10月1日至12月31日期間(即本公司於2002年9月26日重組為股份有限公司後的期間)的企業所得稅率由33%減少至15%。因此，本公司錄得關於2002年10月1日至12月31日期間的退稅優惠人民幣約45.5百萬元。本公司能否取得該項企業所得稅稅率寬減，視乎本公司是否能符合有關稅務規則所規定的若干年度指標，該等指標包括高新技術服務銷售額與銷售總額的最低比例、研發支出分別與根據中國會計原則的支出總額及收益總額的各自最低比例。

截止本報告日，由於企業所得稅率未能於本期業績內確定由33%減至15%，故管理層認為使用33%計算本公司截至2003年6月30日止年六個月期間的所得稅負債屬恰當。

5. 稅金 續

本公司於馬來西亞新註冊成立的附屬公司COSL (Labuan) Company Limited，須就其於印尼的鑽井業務所產生的服務收入總額，按所得稅及分行利得稅的合計總率6.6%繳納稅金。

本期及遞延所得稅根據已實行的稅率計算。

本集團稅金準備分析如下：

	截至2003年6月30日止六個月的綜合數字（未經審核）人民幣千元	截至2002年6月30日止六個月的備考合併數字（附註a）人民幣千元	由2001年12月25日（成立日期）至2002年6月30日期間的綜合數字（未經審核）人民幣千元
		（附註1）	（附註1）
香港利得稅：	**—**	—	—
海外所得稅：			
當期所得稅	**120**	96	51
遞延所得稅	**—**	—	—
中國企業所得稅：			
當期所得稅	**128,422**	147,178	35,424
退稅	**(45,532)**	—	—
遞延所得稅	**(4,199)**	(41,000)	(1,000)
應佔稅金：			
合營公司	**5,325**	2,951	1,931
	84,136	109,225	36,406

附註a：本集團截至2002年6月30日止六個月的備考合併業績，摘錄自本公司於2002年11月11日刊發的招股章程所載的會計師報告。

6. 股息

根據本公司的公司章程，就分配利潤而言的稅後淨利潤將被視為(i)根據中國會計原則及財務條例釐定的淨利潤及(ii)根據香港會計準則釐定的淨利潤兩者之較低者。

有關重組及籌備本公司股份於2002年11月20日在香港聯交所上市，我們就截至2002年4月30日止四個月宣佈特別分派人民幣344.9百萬元。

董事會已建議就截至2003年6月30日止六個月支付中期特別股息每股人民幣1.23分。建議派發之中期特別股息將於即將舉行的臨時股東大會上由本公司股東審議批核。

7. 每股盈利

每股基本盈利乃根據截至2003年6月30日止六個月股東應佔日常業務的淨利潤約人民幣326,840,000元(2002年：人民幣72,227,000元)，以及於期內加權平均股份約3,995,320,000股(2002年：1,075,138,122股)已發行而計算。

用作計算由2001年12月25日(成立日期)至2002年6月30日期間的每股基本盈利的加權平均股份數目，包括由本公司成立日期起至2002年4月30日進行重組期間被視為已發行的300,000,000股股份(本公司於2001年12月25日成立的註冊資本人民幣300,000,000及全部註冊資本已根據重組轉換為股本)，以及本公司緊隨重組後。本公司的已發行股本2,600,000,000股。

備考每股基本盈利乃根據截至2002年6月30日止六個月備考股東應佔日常業務淨利潤約人民幣217,148,000元，以及於期內加權平均約2,600,000,000股被視為已發行而計算。

因為於截至2003年及2002年6月30日止六個月並無出現攤薄事件，故並無計算該等年度的每股攤薄盈利。

8. 物業、廠房及設備淨額

期內，本集團購建油輪及船舶、鑽井設備、機器及設備、汽車及在建工程的成本總額達到約人民民396,898,000元。為數人民幣11,627,000元的油輪及船舶於2003年出售，相關的出售虧損人民幣340,000元已計入本集團截至2003年6月30日止六個月的綜合財務報表的其他經營支出中。

截至財務報表的批准日期，鑽井船、油輪及船舶的總成本值及帳面淨值分別為人民幣673,060,000元及人民幣182,671,000元，於重組後仍未完成所有權重新登記的手續。本公司正向有關政府機關以其名義為這些鑽井船、油輪及船舶進行所有權的重新登記。

9. 應收賬款淨額

於結算日，應收賬款淨額的賬齡分析如下：

	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
尚未償還結餘的賬齡：		
於1年內	**527,588**	523,674
於1至2年內	**3,481**	1,689
於2至3年內	**—**	40
	531,069	525,403
減：呆賬準備	**(14,000)**	(530)
	517,069	524,873

本集團的一般信貸期為30日至90日。

10. 最終控股公司賬款

撥歸流動負債的最終控股公司賬款為無抵押、免息及無固定償還期。

長期應付最終控股公司賬款為無抵押、免息及須由2005年5月1日起按三年每年分期償還。

11. 其他海油總公司集團公司賬款

其他海油總公司集團公司賬款為無抵押、免息及無固定償還期。

12. 短期投資

	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
購入附有責任轉售的政府債券	**150,016**	—

於財務報表批准日期，本集團短期投資的市值與於2003年6月30日的賬面值相若。

13. 貿易及其他應付賬款

於結算日，貿易及其他應付賬款的賬齡分析如下：

	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
未償還結餘的賬齡：		
於1年內	**170,032**	254,662
於1至2年內	**44,869**	20,034
於2至3年內	**311**	45
	215,212	274,741

14. 可分派儲備

於2003年6月30日，根據中國公司法，於本公司資本公積賬內約人民幣1,976百萬元的金額及本公司法定儲備內約人民幣31百萬元的金額，兩筆金額根據中國會計標準及規例釐定，可供以未來資本化為股本。此外，本公司有留存利潤約人民幣403百萬元可供作股息分派。除上文所述者外，於2003年6月30日，本公司並無任何儲備可供分派予其股東。

15. 已發行資本

	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
註冊、已發行及繳足：		
2,460,468,000股每股面值人民幣1.00元的國家法人股	**2,460,468**	2,460,468
1,534,852,000股每股面值人民幣1.00元的H股	**1,534,852**	1,534,852
於2003年6月30日及2002年12月31日	**3,995,320**	3,995,320

本公司並無設立任何購股權計劃。

16. 關連人士交易

倘一方有能力直接或間接控制另一方，或對另一方的財務及經營決定施加重大影響力，即被視為是關連人士。倘雙方受到期同控制或共同重大影響力，亦被視為是關連人士。關連人士可以是個人或公司實體。

本集團為海油總公司集團中規模較大的一組公司的一部份，並與海油總公司成員公司有廣泛交易及關係。因此，該等交易的條款可能與非關連人士的交易條款不相同。關連人士指海油總公司為該公司的股東，且能夠行使控制權及共同控制權或重大影響力的公司。交易乃按各方協定的條款作出。

16. 關連人士交易 續

除該等財務報表其他地方載述的交易及結餘外，以下為本集團與(i)中國海洋石油有限公司集團；(ii)海油總公司集團；及(iii)其合營公司及聯營公司進行的重大交易概要：

	截至2003年6月30日止六個月的綜合數字(未經審核)人民幣千元	截至2002年6月30日止六個月的備考合併數字(附註a)人民幣千元	由2001年12月25日(成立日期)至2002年6月30日期間的綜合數字(未經審核)人民幣千元
		(附註1)	(附註1)
A. 已包括於收入：			
向下列關連人士提供服務所賺得的總收入：			
a. 中國海洋石油有限公司集團			
提供鑽井服務	**253,093**	238,945	69,464
提供油氣井技術服務	**201,029**	134,979	56,847
提供近海工作船服務和運輸業務	**161,480**	98,041	31,600
提供物探勘察服務	**96,453**	59,760	38,399
	712,055	531,725	196,310
b. 中國海洋石油有限公司集團 作為產品分成合同下的營辦商			
提供鑽井服務	**9,379**	52,150	39,512
提供油氣井技術服務	**2,418**	140,116	52,943
提供近海工作船服務和運輸業務	**20,442**	50,652	5,913
	32,239	242,918	98,368
c. 海油總公司集團			
提供鑽井服務	**13,952**	2,300	2,300
提供油氣井技術服務	**19,292**	8,297	8,297
提供近海工作船服務和運輸業務	**33,928**	55,437	21,611
提供物探勘察服務	**14,798**	—	—
	81,970	66,034	32,208
d. 合營公司及聯營公司			
提供鑽井服務	**346**	—	—
提供油氣井技術服務	**7,474**	—	—
	7,820	—	—

16. 關連人士交易 續

	截至2003年6月30日止六個月的綜合數字(未經審核)人民幣千元	截至2002年6月30日止六個月的備考合併數字(附註a)人民幣千元	由2001年12月25日(成立日期)至2002年6月30日期間的綜合數字(未經審核)人民幣千元
		(附註1)	(附註1)
B. 已包括於經營支出：			
由海油總公司集團提供的服務：			
外僱人員服務	**27,902**	28,717	11,898
物資、公用事業及其他配套服務	**32,137**	38,575	22,781
運輸業務	**2,174**	3,445	260
辦公室、貨倉及船舶停泊處租賃服務	**5,001**	3,170	2,032
設備租賃服務	**1,059**	769	410
修理及維護服務	**4,597**	24,445	19,592
管理服務	**4,338**	113	—
	77,208	99,234	56,973
C. 已包括於利息收入／支出：			
從海油總公司集團處所賺得的利息收入	**767**	1,629	604
向海油總公司集團支付的利息支出	—	4,372	2,628
D. 轉讓物業、廠房及設備及業務：			
向海油總公司集團銷售固定資產	—	84,553	—

E. 存款及貸款：

	2003年6月30日(未經審核)人民幣千元	2002年12月31日(經審核)人民幣千元
存放於中海信托的存款	—	24,230
存放於中海石油財務公司的存款	**276,989**	73,321

附註a： 本集團截至2002年6月30日止六個月的備考合併業績，摘錄自本公司於2002年11月11日刊發的招股章程所載的會計師報告。

16. 關連人士交易 續

除上述者外，(i)期內，為數約人民幣58百萬元的應收帳款透過中海石油財務公司以約人民幣200,000元(附帶追索權)的提早清償償付。應收帳款人民幣50百萬元已於2003年6月30日後收回；及(ii)於2002年，海油總公司向本公司墊款人民幣238百萬元，該筆墊款已於2002年12月31日前償還。

本公司及上述關連人士同屬海油總公司集團，並受相同最終控股公司的共同控制。

關於重組，本公司與海油總公司集團訂立多項協議，就僱員福利安排，提供物資、公用事業及配套服務、提供技術服務、租賃房屋及其他各種的商業安排。

中海油並無承擔任何有關補充退休福利金的退休金款項(截至2002年6月30日止六個月按備考合併基準為：人民幣28百萬元)。

於2002年8月前，本集團無償佔用海油總公司擁有的一些房屋。本公司於2002年9月與海油總公司集團訂立多項房屋租賃協議，租賃上述房屋，連同其他物業，為期1年。根據這些租賃協議，本公司每年須向海油總公司集團支付的租金總額人民幣7.6百萬元，由2002年8月1日起生效。

本公司董事認為，與關連人士進行的上述交易乃在正常業務過程中進行。

17. 經營租賃安排

本集團根據經營租賃安排租用若干辦公室物業。物業租約一般介乎於1至5年的年期。

於結算日，本集團根據不可撤銷經營租賃有以下最低租金付款：

	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
於1年內	**14,411**	12,773
於第2至第5年(包括頭尾兩年)	**4,852**	4,493
	19,263	17,266

18. 資本性承諾

本集團的資本性承諾主要是為購建及採購固定資產：

	2003年 6月30日 (未經審核) 人民幣千元	2002年 12月31日 (經審核) 人民幣千元
已簽訂但未撥備合同	**848,274**	679,159
已批准但未簽訂合同	**1,322,504**	395,402
	2,170,778	1,074,561

19. 或然負債

於2003年6月30日及2002年12月31日，本集團並無任何重大或然負債。

20. 批准中期財務報表

董事會於2003年8月21日批准及授權刊發截至2003年6月30日止六個月的中期財務報表。

臨時股東大會通知書

中海油田服務股份有限公司於2003年10月22日（星期三）上午十時在北京市東直門外小街六號中國海洋石油大廈三樓多功能會議廳召開臨時股東大會，擬處理下列事項：

普通決議案：

1. 審議及批准派發截至2003年6月30日之中期特別股息；

2. 推選一名董事。

承董事會命
陳衛東
公司秘書

2003年8月21日

本公司註冊地址：
中國
天津塘沽300451
海洋高新技術開發區
河北路3-1516號

附註：

(a) 於2003年10月22日（星期三），名列香港中央證券登記有限公司所存置的中海油田股東名冊的中海油田海外上市外資股（以H股形式）持有人，有權出席臨時股東大會並於會上投票。

(b) 擬出席臨時股東大會的股東，應將出席臨時股東大會的回條，以郵遞或傳真方式於2003年10月2日（星期四）或之前送達中海油田註冊辦事處。本公司辦事處的詳情為：

地址： 香港花園道1號中銀大廈65樓
電話： (852) 2213 2500
傳真： (852) 2525 9322

(c) 凡有權出席臨時股東大會並於會上投票的各H股持有人，有權以書面委任一名或一名以上代表（不論是否一名股東）代其出席臨時股東大會並於會上投票。凡委任多於一名代表的股東僅可於記名表決或投票表決時投票。股東須以書面形式委託代表，由委託人或股東以書面正式授權的人士簽署。倘委託人為法人的，其委託書應加蓋法人印章或由其董事或正式委任授權人簽署。委任書由委託人授權他人簽署的，則該授權簽署之授權書或其他授權文件，必須經公證人公證。就H股持有人而言，授權書或其他授權檔及代表委任表格須於臨時股東大會指定舉行時間二十四小時前送達本公司之辦事處，地址為香港花園道1號中銀大廈65樓，方為有效。

(d) 本公司將於2003年9月22日（星期一）起至2003年10月22日（星期三）（包括首尾兩日）暫停辦理股東登記手續，期間將不會辦理股份過戶手續。擬出席臨時股東大會及符合資格領取公司2003年中期分配股息的H股承讓人，須不遲於2003年9月19日（星期五）下午四時前，將正式蓋印的過戶檔連同有關股票一併交回香港中央證券登記有限公司，以根據本公司的公司章程完成有關過戶登記的手續。

香港中央證券登記有限公司的地址如下：
香港灣仔皇后大道東183號合和中心17樓1712-1716室

(e) 股東或股東代理人出席臨時股東大會時應出示本人身份證明。股東代理人還應出示其委托表格副本、委托書副本及該股東董事會或相應公司管理機構委派代表出席的決議副本。

(f) 臨時股東大會不超過一個工作日。出席會議的股東或委任的代表須自行負擔交通及住宿開支。